UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 2 )*

Gemstar - TV Guide International, Inc.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

36866W 10 6
(CUSIP Number)

Matthew B. Hinerfeld
Citadel Investment Group, L.L.C.
131 S. Dearborn Street, 32nd Floor
Chicago, Illinois 60603
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 2, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 36866W 10 6	Page 2 of 16

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Citadel Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☒ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON ☐ 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON PN, HC

CUSIP No. 36866W 10 6	Page 3 of 16

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Citadel Investment Group, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☒ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON ☐ 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON OO, HC

CUSIP No. 36866W 10 6	Page 4 of 16

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Kenneth Griffin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☒ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON ☐ 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN, HC

CUSIP No. 36866W 10 6	Page 5 of 16

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Citadel Equity Fund Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☒ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON ☐ 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 36866W 10 6	Page 6 of 16

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Citadel Derivatives Group LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☒ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON ☐ 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON OO, BD

CUSIP No. 36866W 10 6	Page 7 of 16

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Citadel Derivatives Trading Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☒ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON ☐ 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 36866W 10 6	Page 8 of 16

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Citadel Advisors LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☒ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON ☐ 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON OO, HC

CUSIP No. 36866W 10 6	Page 9 of 16

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Citadel Holdings I LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☒ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON ☐ 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON PN, HC

CUSIP No. 36866W 10 6	Page 10 of 16

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Citadel Holdings II LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☒ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON ☐ 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON PN, HC

CUSIP No. 36866W 10 6	Page 11 of 16

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Citadel Investment Group II, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☒ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON ☐ 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON OO, HC

CUSIP No. 36866W 10 6	Page 12 of 16

This Amendment No. 2 amends the Schedule 13D filed on July 19, 2007 (the "Original Filing"), as amended by Amendment No. 1 to Schedule 13D filed on December 12, 2007 ("Amendment No. 1" and, together with the Original Filing, the "Prior Filing") by Citadel Limited Partnership, Citadel Investment Group, L.L.C., Kenneth Griffin, Citadel Equity Fund Ltd. and Citadel Derivatives Group LLC relating to the Common Stock, $0.01 par value (the "Common Stock"), of Gemstar - TV Guide International, Inc., a Delaware corporation (the "Issuer"). Capitalized terms not defined herein shall have the meaning given to them in the Prior Filing.

This Statement is filed in connection with the closing of the transaction in which the Reporting Persons disposed of their entire interest in the Issuer pursuant to the Agreement and Plan of Merger, dated as of December 6, 2007, (the "Merger Agreement") by and among the Issuer, Macrovision Corporation, a Delaware Corporation, Saturn Holdings Corp ("Holdings"), Galaxy Merger Sub, Inc. and Mars Merger Sub Inc.

ITEM 2.	IDENTITY AND BACKGROUND

Item 2 is amended and restated in its entirety as follows:

The persons filing this Amendment No. 2 are Citadel Limited Partnership, a Delaware limited partnership ("CLP"), Citadel Investment Group, L.L.C., a Delaware limited liability company ("CIG"), Kenneth Griffin, a natural person ("Griffin"), Citadel Equity Fund Ltd., a Cayman Islands company ("CEF"), Citadel Derivatives Group LLC, a Delaware limited liability company ("CDG"), Citadel Derivatives Trading Ltd., a Cayman Islands company ("CDT"), Citadel Advisors LLC, a Delaware limited liability company ("Citadel Advisors"), Citadel Holdings I LP, a Delaware limited partnership ("CH-I"), Citadel Holdings II LP, a Delaware limited partnership ("CH-II"), and Citadel Investment Group II, L.L.C., a Delaware limited liability company ("CIG-II"). For purposes of this Amendment No. 1, CLP, CIG, Griffin, CEF, CDG, CDT, Capital Advisors, CH-I, CH-II and CIG-II constitute the "Reporting Persons".1

CLP provides portfolio management services to investment funds. CLP is the managing member of Citadel Wellington LLC, a Delaware limited liability company ("CW"), and the portfolio manager of CEF and Citadel Kensington Global Strategies Fund Ltd., a Bermuda company ("CKGSF") and, in such capacities, makes all of the investment decisions for such entities. CW and CKGSF are each private investment funds. Until December 31, 2007, CLP was also the managing member of CDG and the portfolio manager of CDT, and in such capacities made all of the investment decisions for CDG and CDT.

CIG provides general administrative and investment-related services to its affiliated entities. CIG is the general partner of CLP. The name, residence or business address, present principal occupation or employment and citizenship of each director and executive officer of CIG is set forth on Schedule B attached to the Prior Filing.

Effective on January 1, 2008, CH-I became the non-member manager of CDG. In this capacity, CH-I makes all of the investment decisions for CDG.

_______________
1 For purposes of the Prior Filing, CIG, Griffin, CEF, CDG and CDT constituted the "Reporting Persons".

CUSIP No. 36866W 10 6	Page 13 of 16

Effective on January 1, 2008, Citadel Advisors became the portfolio manager of CDT. In this capacity, Citadel Advisors makes all of the investment decisions for CDT.

CH-II is the managing member of Citadel Advisors. CIG-II is the general partner of CH-I and CH-II. The name, residence or business address, present principal occupation or employment and citizenship of each director and executive officer of CIG-II is set forth on the Supplement to Schedule B attached hereto.

Griffin is the President and Chief Executive Officer of CIG and owns a controlling interest in CIG and CIG-II. Griffin is a United States citizen.

CEF is a private investment fund and a wholly-owned subsidiary of Citadel Holdings Ltd., a Cayman Islands company ("CH"). CH is majority owned by CKGSF. The name, residence or business address, present principal occupation or employment and citizenship of each director and executive officer of CEF is set forth on Schedule B attached to the Prior Filing. CKGSF and CH do not have control over the voting or disposition of securities held by CEF.

CDG is a broker-dealer registered with the Securities and Exchange Commission. CDG's principal businesses are acting as a market maker in equity securities and listed options, providing trade execution and order routing services to clients and investing on a proprietary basis. Until December 31, 2007, CW and CLP collectively owned CDG. Effective January 1, 2008, Citadel Derivatives Group Investors LLC, a Delaware limited liability company ("CDGI"), became the majority owner of CDG. The name, residence or business address, present principal occupation or employment and citizenship of each director and executive officer of CDG is set forth on Schedule B attached to the Prior Filing. CW did not, and CDGI does not, have control over the voting or disposition of securities held by CDG.

CDT is a private investment fund. Until December 31, 2007, CDT was a subsidiary of CEF. Effective January 1, 2008, CLP Holdings LLC, a Delaware limited liability company (“CLP Holdings”), became the majority owner of CDT. The name, residence or business address, present principal occupation or employment and citizenship of each director and executive officer of CDT is set forth on Schedule B attached to the Prior Filing. CW, CKGSF and CEF did not, and CLP Holdings does not have control over the voting and disposition of shares held by CDT.

For each of the Reporting Persons, the principal address is 131 S. Dearborn Street, 32nd Floor, Chicago, Illinois 60603.

During the last five years, none of the Reporting Persons, nor, to the best of each of the Reporting Persons' knowledge, any of the persons listed on Schedule B attached to the Prior Filing or in the Supplement to Schedule B attached hereto, has been convicted in any criminal proceedings. During the last five years, none of the Reporting Persons, nor, to the best of each of the Reporting Persons' knowledge, any of the persons listed on Schedule B attached to the Prior Filing or in the Supplement to Schedule B attached hereto, has been a party to a civil proceeding of any judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding of any violation with respect to such laws.

ITEM 4.	PURPOSE OF TRANSACTION

Item 4 is amended to add to the end thereof the following:

CUSIP No. 36866W 10 6	Page 14 of 16

On May 2, 2008, the Issuer closed the previously announced transaction contemplated by the Merger Agreement. Pursuant to the terms of the Merger Agreement, the Reporting Persons disposed of their entire remaining interest in the Issuer's Common Stock in exchange for a cash payment and shares of Macrovision Solutions Corporation common stock. As a result of the merger, the Reporting Persons are no longer the beneficial owners of any shares of Common Stock of the Issuer.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Items 5(a) and (b) of the Prior Filing are amended and restated as follows:

(a)	Number of shares: 0 shares

Percentage of shares: 0%

(b)	Sole power to vote or direct the vote: 0

Shared power to vote or direct the vote: 0 shares

Sole power to dispose or to direct the disposition: 0

Shared power to dispose or direct the disposition: 0 shares

(c) The table attached to this Amendment No. 2 as Schedule D sets forth a detailed summary of the transactions effected by the Reporting Persons in the shares of Common Stock of the Issuer and options to purchase or sell such Common Stock during the 60 days preceding the effective date of the merger. All such transactions in Common Stock were open market transactions, and some transactions were effected in the capacity as a market maker. All such transactions in options to purchase or sell Common Stock were the purchase or sale of listed option contracts with respect to Common Stock or the exercise of existing option positions, and were effected in the capacity as a market maker.

CUSIP No. 36866W 10 6	Page 15 of 16

Signature

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated this 8th day of May, 2008

CITADEL LIMITED PARTNERSHIP By: Citadel Investment Group, L.L.C., its General Partner By: /s/ Matthew B. Hinerfeld Matthew B. Hinerfeld, Authorized Signatory	CITADEL INVESTMENT GROUP, L.L.C. By: /s/ Matthew B. Hinerfeld Matthew B. Hinerfeld, Authorized Signatory

CITADEL EQUITY FUND LTD.

By:  Citadel Limited Partnership,
its Portfolio Manager

By:  Citadel Investment Group, L.L.C.,
its General Partner

By:  /s/ Matthew B. Hinerfeld
Matthew B. Hinerfeld, Authorized Signatory

CITADEL AC INVESTMENTS LTD.

By:  Citadel Limited Partnership,
its Portfolio Manager

By:  Citadel Investment Group, L.L.C.,
its General Partner

By:  /s/ Matthew B. Hinerfeld
Matthew B. Hinerfeld, Authorized Signatory

KENNETH GRIFFIN By: /s/ Matthew B. Hinerfeld Matthew B. Hinerfeld, attorney-in-fact*
CITADEL DERIVATIVES GROUP LLC

By:  Citadel Limited Partnership,
its Managing Member

By:  Citadel Investment Group, L.L.C.,
its General Partner

By:  /s/ Matthew B. Hinerfeld
Matthew B. Hinerfeld, Authorized Signatory

_______________
*  Matthew B. Hinerfeld is signing on behalf of Kenneth Griffin as attorney-in-fact pursuant to a power of attorney previously filed with the Securities and Exchange Commission on February 4, 2005, and hereby incorporated by reference herein. The power of attorney was filed as an attachment to a filing by Citadel Limited Partnership on Schedule 13G/A for Komag, Incorporated.

CUSIP No. 36866W 10 6	Page 16 of 16

CITADEL DERIVATIVES TRADING LTD.

By:  Citadel Limited Partnership,
its Portfolio Manager

By:  Citadel Investment Group, L.L.C.,
its General Partner

By:  /s/ Matthew B. Hinerfeld
Matthew B. Hinerfeld, Authorized Signatory

CITADEL ADVISORS LLC

By:  Citadel Holdings II LP,
its managing member

By:  Citadel Investment Group II, L.L.C.,
its General Partner

By:  /s/ Matthew B. Hinerfeld
Matthew B. Hinerfeld, Authorized Signatory

CITADEL HOLDINGS I LP By: Citadel Investment Group II, L.L.C., its General Partner By: /s/ Matthew B. Hinerfeld Matthew B. Hinerfeld, Authorized Signatory	CITADEL HOLDINGS II LP By: Citadel Investment Group II, L.L.C., its General Partner By: /s/ Matthew B. Hinerfeld Matthew B. Hinerfeld, Authorized Signatory

CITADEL INVESTMENT GROUP II, L.L.C. By: /s/ Matthew B. Hinerfeld Matthew B. Hinerfeld, Authorized Signatory

Supplement to Schedule B

Directors And Executive Officers Of Citadel Investment Group II, L.L.C.

The name, business address, title, present principal occupation or employment and citizenship of the sole executive officer of Citadel Investment Group II, L.L.C. ("CIG-II") is set forth below. The business address of such officer is 131 S. Dearborn Street, 32nd Floor, Chicago, Illinois 60603. CIG-II has no directors.

Name	Title and Present Principal Occupation	Citizenship
Kenneth Griffin	President and Chief Executive Officer of CIG-II	United States
Gerald A. Beeson	Chief Financial Officer and Treasurer of CIG-II	United States

Directors And Executive Officers Of Citadel Advisors LLC

The name, business address, title, present principal occupation or employment and citizenship of the sole executive officer of Citadel Advisors LLC ("Citadel Advisors") is set forth below. The business address of such officer is 131 S. Dearborn Street, 32nd Floor, Chicago, Illinois 60603. Citadel Advisors has no directors.

Name	Title and Present Principal Occupation	Citizenship
Gerald A. Beeson	Chief Financial Officer and Treasurer of Citadel Advisors	United States
Adam C. Cooper	Secretary of Citadel Advisors	United States

Schedule C

JOINT FILING AGREEMENT

The undersigned hereby agree that Amendment No. 2 to the Statement on Schedule 13D filed herewith (and any subsequent amendments thereto), relating to the common stock, par value $0.01 per share, of Gemstar—TV Guide International, Inc., a Delaware corporation, is being filed jointly with the Securities and Exchange Commission pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, on behalf of each of the undersigned.

This Agreement may be executed in counterparts and each of such counterparts taken together shall constitute one and the same instrument.

Dated this 8th day of May, 2008

CITADEL LIMITED PARTNERSHIP By: Citadel Investment Group, L.L.C., its General Partner By: /s/ Matthew B. Hinerfeld Matthew B. Hinerfeld, Authorized Signatory	CITADEL INVESTMENT GROUP, L.L.C. By: /s/ Matthew B. Hinerfeld Matthew B. Hinerfeld, Authorized Signatory

CITADEL EQUITY FUND LTD.

By:  Citadel Limited Partnership,
its Portfolio Manager

By:  Citadel Investment Group, L.L.C.,
its General Partner

By:  /s/ Matthew B. Hinerfeld
Matthew B. Hinerfeld, Authorized Signatory

CITADEL AC INVESTMENTS LTD.

By:  Citadel Limited Partnership,
its Portfolio Manager

By:  Citadel Investment Group, L.L.C.,
its General Partner

By:  /s/ Matthew B. Hinerfeld
Matthew B. Hinerfeld, Authorized Signatory

KENNETH GRIFFIN By: /s/ Matthew B. Hinerfeld Matthew B. Hinerfeld, attorney-in-fact*
CITADEL DERIVATIVES GROUP LLC

By:  Citadel Limited Partnership,
its Managing Member

By:  Citadel Investment Group, L.L.C.,
its General Partner

By:  /s/ Matthew B. Hinerfeld
Matthew B. Hinerfeld, Authorized Signatory

_______________
*  Matthew B. Hinerfeld is signing on behalf of Kenneth Griffin as attorney-in-fact pursuant to a power of attorney previously filed with the Securities and Exchange Commission on February 4, 2005, and hereby incorporated by reference herein. The power of attorney was filed as an attachment to a filing by Citadel Limited Partnership on Schedule 13G/A for Komag, Incorporated.

CITADEL DERIVATIVES TRADING LTD.

By:  Citadel Limited Partnership,
its Portfolio Manager

By:  Citadel Investment Group, L.L.C.,
its General Partner

By:  /s/ Matthew B. Hinerfeld
Matthew B. Hinerfeld, Authorized Signatory

CITADEL ADVISORS LLC

By:  Citadel Holdings II LP,
its managing member

By:  Citadel Investment Group II, L.L.C.,
its General Partner

By:  /s/ Matthew B. Hinerfeld
Matthew B. Hinerfeld, Authorized Signatory

CITADEL HOLDINGS I LP By: Citadel Investment Group II, L.L.C., its General Partner By: /s/ Matthew B. Hinerfeld Matthew B. Hinerfeld, Authorized Signatory	CITADEL HOLDINGS II LP By: Citadel Investment Group II, L.L.C., its General Partner By: /s/ Matthew B. Hinerfeld Matthew B. Hinerfeld, Authorized Signatory

CITADEL INVESTMENT GROUP II, L.L.C. By: /s/ Matthew B. Hinerfeld Matthew B. Hinerfeld, Authorized Signatory

Schedule D

Trade Date	Account	Symbol	Data	Buy Transaction	Option Assignment	Option Exercise	Sell Transaction
3/3/2008	CDRG	GMST	Average of Cost (per share or contract)	$4.6937			$4.6807
			Sum of Quantity	29,917			(35,985)
		QLFPU2008	Average of Cost (per share or contract)				$2.9000
			Sum of Quantity				(6)
3/4/2008	CDRG	GMST	Average of Cost (per share or contract)	$4.7067			$4.7437
			Sum of Quantity	65,533			(96,466)
		QLFPU2008	Average of Cost (per share or contract)				$3.0000
			Sum of Quantity				(6)
		QLFPA2008	Average of Cost (per share or contract)				$0.6500
			Sum of Quantity				(11)
3/5/2008	CDRG	GMST	Average of Cost (per share or contract)	$4.7791			$4.7689
			Sum of Quantity	20,784			(53,214)
3/6/2008	CDRG	GMST	Average of Cost (per share or contract)	$4.7380			$4.7352
			Sum of Quantity	33,235			(40,050)
3/7/2008	CDRG	GMST	Average of Cost (per share or contract)	$4.6673			$4.6762
			Sum of Quantity	35,320			(35,112)
		QLFPU2008	Average of Cost (per share or contract)				$3.1000
			Sum of Quantity				(6)
		QLFPA2008	Average of Cost (per share or contract)	$0.5500
			Sum of Quantity	6
		QLFPV2008	Average of Cost (per share or contract)				$8.1000
			Sum of Quantity				(10)
		QLFCA2008	Average of Cost (per share or contract)	$0.2125
			Sum of Quantity	25
3/10/2008	CDRG	GMST	Average of Cost (per share or contract)	$4.5869			$4.6017
			Sum of Quantity	37,115			(41,779)
		QLFPV2008	Average of Cost (per share or contract)		$12.5000		$8.2000
			Sum of Quantity		21		(11)
3/11/2008	CDRG	GMST	Average of Cost (per share or contract)	$4.6770			$4.6627
			Sum of Quantity	74,078			(76,430)
		QLFDA2008	Average of Cost (per share or contract)	$0.2000
			Sum of Quantity	11
3/12/2008	CDRG	GMST	Average of Cost (per share or contract)	$4.7734			$4.7681
			Sum of Quantity	58,655			(62,094)
	CEFL	GMST	Average of Cost (per share or contract)				$4.7673
			Sum of Quantity				(46,134)
3/13/2008	CDRG	GMST	Average of Cost (per share or contract)	$4.7105			$4.6828
			Sum of Quantity	99,110			(122,324)
		QLFPU2008	Average of Cost (per share or contract)				$3.0250
			Sum of Quantity				(33)
		QLFPA2008	Average of Cost (per share or contract)				$0.6250
			Sum of Quantity				(33)
		QLFPV2008	Average of Cost (per share or contract)				$8.1000
			Sum of Quantity				(11)
		QLFPB2008	Average of Cost (per share or contract)				$5.5250
			Sum of Quantity				(33)
	CEFL	GMST	Average of Cost (per share or contract)				$4.6824
			Sum of Quantity				(34,100)
3/14/2008	CDRG	GMST	Average of Cost (per share or contract)	$4.6619	$4.6208
			Sum of Quantity	79,278	(89,171)
		QLFPU2008	Average of Cost (per share or contract)		$3.0000
			Sum of Quantity		(33)
		QLFPV2008	Average of Cost (per share or contract)		$8.0000
			Sum of Quantity		(33)
		QLFPB2008	Average of Cost (per share or contract)		$5.5000
			Sum of Quantity		(33)
	CEFL	GMST	Average of Cost (per share or contract)	$4.5960	$4.6673
			Sum of Quantity	50,329	(14,200)
3/17/2008	CDRG	GMST	Average of Cost (per share or contract)	$4.5081	$4.4696
			Sum of Quantity	32,195	(38,758)
		QLFPU2008	Average of Cost (per share or contract)		$3.2600
			Sum of Quantity		(44)
		QLFPV2008	Average of Cost (per share or contract)		$8.2500
			Sum of Quantity		(33)
		QLFPB2008	Average of Cost (per share or contract)		$5.7500
			Sum of Quantity		(33)
	CEFL	GMST	Average of Cost (per share or contract)	$4.3946
			Sum of Quantity	6,700
3/18/2008	CDRG	GMST	Average of Cost (per share or contract)	$4.5818	$4.5174
			Sum of Quantity	92,055	(95,604)
		QLFPU2008	Average of Cost (per share or contract)		$3.2000
			Sum of Quantity		(22)
		QLFPV2008	Average of Cost (per share or contract)		$8.2000
			Sum of Quantity		(22)
		QLFPB2008	Average of Cost (per share or contract)			$5.7000
			Sum of Quantity			(22)
3/19/2008	CDRG	GMST	Average of Cost (per share or contract)	$4.5714		$4.5594
			Sum of Quantity	49,765		(55,816)
	CEFL	GMST	Average of Cost (per share or contract)	$4.5800
			Sum of Quantity	69,115
3/20/2008	CDRG	GMST	Average of Cost (per share or contract)	$4.5522		$4.5234
			Sum of Quantity	65,292		(80,577)
		QLFPU2008	Average of Cost (per share or contract)			$3.2000
			Sum of Quantity			(43)
		QLFPV2008	Average of Cost (per share or contract)			$8.2000
			Sum of Quantity			(22)
		QLFPB2008	Average of Cost (per share or contract)			$5.7000
			Sum of Quantity			(22)
		QLFOA2008	Average of Cost (per share or contract)		$5.0000
			Sum of Quantity		(10)
	CEFL	GMST	Average of Cost (per share or contract)	$4.5351
			Sum of Quantity	9,700
3/24/2008	CDRG	GMST	Average of Cost (per share or contract)	$4.6744		$4.6841
			Sum of Quantity	164,065		(164,380)
		QLFPA2008	Average of Cost (per share or contract)			$0.6500
			Sum of Quantity			(11)
3/25/2008	CDRG	GMST	Average of Cost (per share or contract)	$4.7137		$4.7210
			Sum of Quantity	146,266		(149,512)
3/26/2008	CDRG	GMST	Average of Cost (per share or contract)	$4.6818		$4.6940
			Sum of Quantity	41,656		(41,570)
3/27/2008	CDRG	GMST	Average of Cost (per share or contract)	$4.7202		$4.7055
			Sum of Quantity	145,141		(145,281)
3/28/2008	CDRG	GMST	Average of Cost (per share or contract)	$4.6811		$4.6549
			Sum of Quantity	31,873		(33,537)
3/31/2008	CDRG	GMST	Average of Cost (per share or contract)	$4.6940		$4.6940
			Sum of Quantity	90,583		(90,484)
4/1/2008	CDRG	GMST	Average of Cost (per share or contract)	$4.7616		$4.7754
			Sum of Quantity	165,709		(165,744)
4/2/2008	CDRG	GMST	Average of Cost (per share or contract)	$4.8588		$4.8443
			Sum of Quantity	13,555		(16,937)
	CEFL	GMST	Average of Cost (per share or contract)			$4.9000
			Sum of Quantity			(623)
4/3/2008	CDRG	GMST	Average of Cost (per share or contract)	$4.8444		$4.8481
			Sum of Quantity	125,953		(131,653)
4/4/2008	CDRG	GMST	Average of Cost (per share or contract)	$4.8363		$4.8164
			Sum of Quantity	244,100		(249,854)
4/7/2008	CDRG	GMST	Average of Cost (per share or contract)	$4.7551		$4.7480
			Sum of Quantity	175,433		(175,404)
4/8/2008	CDRG	GMST	Average of Cost (per share or contract)	$4.7605		$4.7486
			Sum of Quantity	110,921		(113,342)
4/9/2008	CDRG	GMST	Average of Cost (per share or contract)	$4.7667		$4.7633
			Sum of Quantity	249,020		(254,356)
4/10/2008	CDRG	GMST	Average of Cost (per share or contract)	$4.8274		$4.8114
			Sum of Quantity	180,790		(180,890)
4/11/2008	CDRG	GMST	Average of Cost (per share or contract)	$4.7964		$4.8019
			Sum of Quantity	160,882		(160,982)
4/14/2008	CDRG	GMST	Average of Cost (per share or contract)	$4.8173		$4.8241
			Sum of Quantity	126,285		(126,085)
4/15/2008	CDRG	GMST	Average of Cost (per share or contract)	$4.7869		$4.7821
			Sum of Quantity	11,884		(11,984)
4/16/2008	CDRG	GMST	Average of Cost (per share or contract)	$4.7451		$4.7432
			Sum of Quantity	28,198		(28,100)
	CEFL	GMST	Average of Cost (per share or contract)	$4.7500
			Sum of Quantity	84,607
4/17/2008	CDRG	GMST	Average of Cost (per share or contract)	$4.7918		$4.7858
			Sum of Quantity	48,106		(47,204)
4/18/2008	CDRG	GMST	Average of Cost (per share or contract)	$4.9462		$4.9270
			Sum of Quantity	59,165		(71,407)
		QLFPU2008	Average of Cost (per share or contract)		$7.5000
			Sum of Quantity		239
		QLFPA2008	Average of Cost (per share or contract)		$5.0000
			Sum of Quantity		49
		QLFPV2008	Average of Cost (per share or contract)		$12.5000
			Sum of Quantity		121
		QLFPB2008	Average of Cost (per share or contract)		$10.0000
			Sum of Quantity		143
	CEFL	GMST	Average of Cost (per share or contract)			$4.9411
			Sum of Quantity			(1,080,001)
4/21/2008	CDRG	GMST	Average of Cost (per share or contract)	$4.9307		$4.9322
			Sum of Quantity	177,454		(176,156)
4/22/2008	CDRG	GMST	Average of Cost (per share or contract)	$4.9717		$4.9757
			Sum of Quantity	70,404		(72,071)
4/23/2008	CDRG	GMST	Average of Cost (per share or contract)	$5.0136		$5.0164
			Sum of Quantity	74,781		(64,929)
4/24/2008	CDRG	GMST	Average of Cost (per share or contract)	$5.1415		$5.1288
			Sum of Quantity	103,276		(107,176)
4/25/2008	CDRG	GMST	Average of Cost (per share or contract)	$5.1712		$5.1831
			Sum of Quantity	38,666		(40,887)
4/28/2008	CDRG	GMST	Average of Cost (per share or contract)	$4.1401		$4.1359
			Sum of Quantity	328,317		(318,394)
	CEFL	GMST	Average of Cost (per share or contract)	$4.2697
			Sum of Quantity	12,700
4/29/2008	CDRG	GMST	Average of Cost (per share or contract)	$4.0979		$4.0961
			Sum of Quantity	232,332		(234,941)
4/30/2008	CDRG	GMST	Average of Cost (per share or contract)	$4.0743		$4.0632
			Sum of Quantity	69,603		(69,403)
5/1/2008	CDRG	GMST	Average of Cost (per share or contract)	$4.1381		$4.1606
			Sum of Quantity	43,509		(39,797)
5/2/2008	CDRG	GMST	Average of Cost (per share or contract)	$4.2549		$4.2351
			Sum of Quantity	53,713		(54,529)